SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the broad outline of the PLDT Group’s strategic plans for the next three years (2007 to 2009) and the new Long Term Incentive Plan with respect to the manpower resources being committed to ensure the proper execution of such strategic plans.	5

EXHIBIT 1

August 28, 2006

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C with respect to a discloseable event/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

August 28, 2006

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith SEC Form 17-C with respect to a discloseable event/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  28 August 2006

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553/816-8556

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11.             Item 9 – Other Events

The Board of Directors of Philippine Long Distance Telephone Company (“PLDT’) approved in principle today the broad outline of the PLDT Group’s strategic plans for the next three years (2007 to 2009). The strategic plans of the Group will focus on the development of new revenue streams to drive future growth while protecting its existing core communications business, particularly its traditional voice service revenues in light of a shift towards more data and other converged services. PLDT Group has moved steadily towards a convergence business model/platform over the recent past. Looking forward, the Group intends to continue pursuing the development of next generation services on its wireless and fixed line infrastructures, expand broadband and other data services, exploit opportunities in the content side to complete the triple-play potential as well as increase its participation in the call center/business process outsourcing sector.

To ensure the proper execution of the Group’s three-year plans as presented - particularly with respect to the manpower resources being committed to such plans - a new Long-Term Incentive Plan (“the New LTIP”), upon endorsement of the Executive Compensation Committee, was approved by the Board to cover the period 2007 to 2009. As a result of the establishment of the New LTIP, the Board also approved the early vesting of the current Long-Term Incentive Plan (“the Original Plan”) by the end of 2006.

The establishment of the New LTIP for the next three years - the award of which is contingent upon the successful achievement of certain targets - aligns the execution of the new business strategies of the Group over the same period. In addition, the New LTIP ensures the continuity of management and assists in succession planning for the Group. It also allows PLDT Group to cover new hires and key management in newly acquired businesses to participate in the New LTIP as well as support a more aggressive retention and pruning process.

The strategic plans and the New LTIP intimately align the PLDT shareholders and management in achieving the profit targets and the resulting increase in shareholder value created from the successful execution of the strategic plans over the plan period.

Exhibit 1

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 28 August 2006

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 28, 2006